Exhibit 99.3

MATERIAL FACT

SUZANO S.A.

Publicly Held Company

CNPJ/ME No. 16.404.287/0001-55

NIRE 29.3.0001633-1

São Paulo, March 25, 2020 – Suzano S.A. (“Company” or “Suzano”) (B3: SUZB3 | NYSE: SUZ), in compliance with article 157, paragraph 4 of Law No. 6,404/1976, as amended (“Brazilian Corporations Law”), CVM Instruction No. 358, dated as of January 3, 2002, as amended, and CVM Instruction No. 565, dated as of June 15, 2015, hereby informs its shareholders and the market in general that the management board will submit to the approval of its shareholders, in an Extraordinary Shareholders Meeting to be held cumulatively with its Annual Shareholders Meeting on April 24, 2020 (“AESM”), the merger of S. Participações (as defined below), a wholly-owned subsidiary of Suzano, with the transfer of all of its equity to Suzano, and its consequent winding up (“Merger”), under the following terms:

As stated in the Call Notice for the AESM made available to the Shareholders on this date, we would like to point out that, depending on the evolution of the COVID-19 pandemic, the AESM may be postponed or changed (specially in which regards to its execution date and/or of its execution method). The postponement and/or change may also occur due to supervening law and/or regulations. Any postponement and/change of the AESM will be duly, timely informed.

1.	Companies involved in the Merger and its Activities

1.1.	SUZANO

(a) Identification. Suzano S.A., publicly held company, enrolled with CNPJ/ME under No.16.404.287/0001-55, with head office in the city of Salvador, State of Bahia, at Avenida Professor Magalhães Neto, No. 1752, 10th floor, rooms 1010 and 1011, Pituba, CEP 41810-012.

(b) Activities. Suzano is engaged, and will continue to be engaged after the Merger, primarily in the manufacturing, trading, import and export of pulp, paper and other products derived from the processing of forest materials, including their recycling, as well as of products related to the printing sector, in the development and exploitation of homogeneous forests owned by Suzano or by third-parties, either directly or through contracts with companies specialized in forestry and forest management, in the management of port terminals and in holding equity interest in other companies or ventures.

1.2.	S. PARTICIPAÇÕES

(a) Identification. Suzano Participações do Brasil Ltda., a limited liability company, with head office at Rua Prudente de Moraes, 4006, Sala Suzano Participações, Vila Santana, in the City of Suzano, State of São Paulo, CEP 08.613-900, enrolled with CNPJ/ME under No. 23.601.424/0001- 07, with its organizational documents duly registered before the Board of Trade of the State of São Paulo under NIRE 3522953767-6, (“S. Participações”).

(b) Activities. The corporate purpose of S. Participações is: (a) the management of owned assets; and (b) interest in other companies, as a partner and/or shareholder.

Notwithstanding the activities included in the S. Participações’ corporate purpose, the company has interest in the capital stock of:

(i)                     Rio Verde Participações e Propriedades Rurais S.A. (CNPJ No. 29.315.065/0001-08), whose corporate purpose is (a) the interest, as a partner or shareholder, in other companies, directly or indirectly related to the purpose of item (b); and (b) investment in rural property with potential for livestock, agricultural or forestry exploration in any form, including through the purchase, lease, rural partnership, management, operation and sale of such real estate; and

(ii)                  F&E Tecnologia do Brasil S.A. (CNPJ No. 19.242.199/0001-92), which, although not operational, has as its corporate purpose: (a) the manufacture and trading of pyrolysis bio-oil produced from biomass (sugar cane bagasse, rice husk, powder or wood chips and other similar residues); (b) the extractive plant exploitation related to its own afforestation and/or reforestation, as well as the trade and expedients attached to or derived from this activity; (c) the support activity to forest production; (d) the manufacture and trading of raw materials, products and by-products related to the activities listed in item “a” above; (e) interest in other companies as a partner or shareholder; (f) the import of goods related to its social purposes, including the import of machines and equipment; and (g) the export of products manufactured by the company and third parties.

2.	DESCRIPTION AND PURPOSE OF THE TRANSACTION

The transaction consists on the Merger of S. Participações by Suzano, under the terms set forth in the Protocol and Justification executed by the management of Suzano and S. Participações.

As a result of the Merger, S. Participações will be extinguished and succeeded by the Company in all its rights and obligations, pursuant to article 227 Brazilian Corporation Law. The Merger will not result in any capital increase of Suzano.

The Merger aims to simplify the corporate structure of the Company’s group, with a reduction in management costs and gains in operating synergy.

3.	MAIN BENEFITS, COSTS AND RISKS OF THE TRANSACTION

3.1.	MAIN BENEFITS

The Merger will allow the efficiency gains and synergies derived from the reduction of operating and management costs.

3.2.	COSTS

The Company estimates that the total costs and expenses for the execution and completion of the Merger, including the costs with the drafting, publication and registration of the corporate documents, and valuation expert’ fees and other professionals hired will be of one hundred and eighty-five thousand Reais (BRL 185,000.00)

3.3.	RISKS

Considering that S. Participações, F&E Tecnologia do Brasil S.A. and Rio Verde Participações e Propriedades Rurais S.A. are direct and indirect subsidiaries of the Company and that their activities are restricted to support those practiced by the Company, the Company does not identify risk factors related to them that are different from the risk factors applicable to the Company, as described in “Section 4, Item 4.1(d)” of the Company Reference Form 2019 (version 6).

4.	EXCHANGE RATIO AND CRITERIA FOR DETERMINING THE EXCHANGE RATIO

The Merger will not result in any capital increase of Suzano and, consequently, there will be no exchange ratio of shares, since Suzano is the owner of the totality of the capital stock of S. Participações.

5.	IF THE TRANSACTION WAS OR WILL BE SUBMITTED TO THE APPROVAL OF BRAZILIAN OR FOREIGN AUTHORITIES

The completion of the Merger is not subject to verification by Brazilian or foreign authorities.

6.	EXCHANGE RATIO CALCULATED IN ACCORDANCE WITH ARTICLE 264 OF THE BRAZILIAN CORPORATIONS LAW

Considering that Suzano holds one hundred per cent (100%) of the capital stock issued by S. Participações and in view of the decision of the Board of Commissioners of the Security and Exchange Commission of Brazil (“CVM”) of February 15, 2018 in the Proceeding SEI No. 19957.011351/2017-21, the appraisal report mentioned on Article 264 of the Brazilian Corporation Law shall not be necessary.

7.	APPLICABILITY OF WITHDRAWAL RIGHT AND REIMBURSEMENT AMOUNT

There is no right of withdrawal of the Suzano’s shareholders for purposes of the Merger, once the applicable law limits such right to the shareholders of the merged company and Suzano holds one hundred per cent (100%) of the capital stock issued by S. Participações. Therefore, it is also not the case of dissenting shareholders and, as a consequence, of reimbursement amount to S. Participações’ shareholder as a result of the Merger.

8.	OTHER RELEVANT INFORMATION

8.1.	APPRAISAL REPORT

The appraisal report of the book value of S. Participações’ equity, on the date base of December 31, 2019, in the amount of eight hundred and one million, three hundred and fifty-three thousand, nine hundred and ninety-two reais and sixty-nine cents (BRL 801,353,992.69), to be merged into the Company was prepared by PriceWaterhouseCoopers Auditores Independentes, a company with headquarters located at Av. Francisco Matarazzo, 1400, Torre Torino, in the City of São Paulo, State of São Paulo, enrolled with the CNPJ/ME under No. 61.562.112/0001-20 (“Appraiser”), company engaged and approved by the management of the Company in the Board of Directors meeting held on March 20, 2020. Under the terms of Article 227, § 1st of the Brazilian Corporation Law, the appointment of the Appraiser shall be submitted to the ratification of Suzano’s shareholders general meeting to resolve on the Merger.

8.2.	DISCLOSURE OF DOCUMENTS

The Protocol and Justification, Suzano’s Management Proposal for the AEGM of Suzano and the appraisal report prepared for purposes of the Merger, will be made available to the shareholders of the Company, as of the date hereof, at the headquarters of the Company, at the Investor Relations websites of Suzano (ri.suzano.com.br), as well as at the websites of CVM (www.cvm.gov.br) and B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br).

São Paulo, March 25, 2020.

Marcelo Feriozzi Bacci

Chief Financial and Investor Relations Officer